15045351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section RECEIVED FEB 13 2015 WASH. D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Sepulveda Blvd., Suite 1300
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Sodl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President

Title

[signature]

Notary Public

CLOVETTE W. COULTER
Commission # 1965205
Notary Public - California
Los Angeles County
My Comm. Expires Jan 27, 2016

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 11th day of February, 2015, by Matthew Sodl,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CLOVETTE W. COULTER
Commission # 1965205
Notary Public - California
Los Angeles County
My Comm. Expires Jan 27, 2016

(Seal) Signature Clovette W. Coulter

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Innovation Capital, LLC

We have audited the accompanying statement of financial condition of Innovation Capital, LLC (the "Company") as of December 31, 2014, and the related statement of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Innovation Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Innovation Capital, LLC's financial statements. The supplemental information is the responsility of Innovation Capital, LLC's management. Our audit proccedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 11, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Innovation Capital, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	557,074
Prepaid expense		28,255
Deposits		5,555
Total assets	$	590,884

Liabilites and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	22,889
Total liabilities		22,889

Member's equity

Member's equity		567,995
Total member's equity		567,995
Total liabilities and member's equity	$	590,884

 The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Fee based income	$	3,957,259
Interest and dividend income		46
Total revenues		3,957,305
Expenses		
Employee compensation and benefits		2,070,650
Marketing and business promotion		147,876
Occupancy expense		62,718
Professional fees		390,011
Other operating expenses		185,261
Total expenses		2,856,516
Net income (loss) before income tax provision		1,100,789
Income tax provision		800
Net income (loss)	$	1,099,989

 The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of changes in Member's Equity
December 31, 2014

	Member's Equity
Balance at December 31, 2013	$ 583,191
Member's distributions	(1,115,185)
Net income (loss)	1,099,989
Balance at December 31, 2014	$ 567,995

 The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ 1,099,989
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts Receivable	$ 1,500	
Prepaid expense	$ (14,932)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	429	
Total adjustments		(13,003)
Net cash provided by (used in) operating activities		1,086,986
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(1,115,185)	
Net cash provided by (used in) financing activities		(1,115,185)
Net increase (decrease) in cash		(28,199)
Cash at beginning of year		585,273
Cash at end of year		$ 557,074

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

 The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), was organized in the State of Louisiana on February 19, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Innovation Capital Holding, LLC (the "Parent").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including financial advisory services. The Company raises capital for corporate clients and provides financial advisory services related to mergers and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Investment banking fees are recognized when earned.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

2. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a partnership for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. The Company files its tax returns using the accrual method of accounting. As of December 31, 2014, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts		-
Total income tax	$	800

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

3. OCCUPANCY EXPENSE

Current year rent expense consists of the following:

Office rent	$	62,718

4. 401 (K) PLAN

Effective January 1, 2008, the Company adopted a Section 401(k) Plan (the "Plan"). All employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed ninety (90) days of service. Contributions are discretionary, up to a maximum of 4% of employee compensation or 100% of employee deferral, whichever is less. For the year ended December 31, 2014, the Company made a contribution of $ 33,895.

5. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-

parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

6. COMMITMENTS AND CONTINGENCIES

Commitments

In August 2014, the Company renegotiated the existing lease agreement for office space under a non-cancelable lease. The lease is now set to expire on May 31, 2018. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2014, the minimum annual payments are as follows:

Year Ending December 31,	
2015	74,488
2016	77,164
2017 & thereafter	112,867
	$ 264,519

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. At this time, management does not believe that any of the company's pending legal matters will have a material adverse effect on the Company's financial statements.

Guarantees

In accordance with FASB ASC 460, Guarantees, the Company has issued no guarantees at December 31, 2014, or during the year then ended.

7. RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited

or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $ 534,185 which was $ 529,185 in excess of its required net capital of $ 5,000; and the Company's ratio of aggregate indebtedness ($ 22,889) to net capital was 0.04 to 1, which is less than the 15 to 1 maximum allowed.

9. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Innovation Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Member's equity	$ 567,995	
Total Member's equity		$ 567,995
Less: Non-allowable assets		
Prepaid expense	(28,255)	
Deposits	(5,555)	
Total non-allowable assets		(33,810)
Net Capital		534,185
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,526	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 529,185
Ratio of aggregate indebtedness to net capital	0.04 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

Innovation Capital, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to Innovation Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Innovation Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Innovation Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Innovation Capital, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Innovation Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Innovation Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Innovation Capital, LLC stated that Innovation Capital, LLC mets the identified exemption provisions throughout the most recent fiscal year without exception. Innovation Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Innovation Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 11, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of **Innovation Capital, LLC** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Innovation Capital, LLC

By:

Matthew J. Sodl, President

1/31/2015
Date

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Innovation Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Innovation Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Innovation Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Innovation Capital, LLC's management is responsible for Innovation Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Innovation Capital, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 11, 2015

Innovation Capital, LLC
Schedule II - Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

		Amount
Total assessment	$	9,893
SIPC-6 general assessment Payment made on July 28, 2014		(6,217)
SIPC-7 general assessment Payment made on January 16, 2015		(3,676)
Total assessment balance (overpayment carried forward)	$	-